                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2001.

                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F     X     Form 40-F
                                      -------            -------

                    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes          No    X
                               -------     -------

                    (If "Yes" is marked, indicate below the file number assigned
               to the registrant in connection with Rule 12g3-2(b): 82-       .)
                                                                       -------

                                 CNH GLOBAL N.V.


Form 6-K for the month of January, 2001

List of Exhibits:

1. January 3, 2001 press release of registrant relating to the completion of the divestiture of its Fermec Holdings Limited construction equipment business to Terex Corporation.

2. January 8, 2001 press release of registrant relating to the approval by the European Commission of its previously announced agreement to sell its tractor manufacturing plant in Doncaster, England, to Landini S.p.A.

                                                                [CNH LOGO]


                          NEWS RELEASE

                          For Immediate Release

                          CNH COMPLETES DIVESTITURE OF FERMEC
                          CONSTRUCTION EQUIPMENT BUSINESS

            For more      Racine, Wisconsin (January 03, 2001) - CNH Global
information contact:      (N:CNH) announced today that it has completed the
                          divestiture of its Fermec Holdings Limited
William B. Masterson      construction equipment business to Terex Corporation.
     01 262 636 5793      Terms were not disclosed. The sale of Fermec was among
                          the conditions under which the European Commission approved the merger of Case Corporation and New
                          Holland.

                          Terex acquired the Manchester, England, plant, and the Fermec loader/backhoe and industrial tractor product lines. Fermec products will continue to be marketed through existing Fermec dealer and distributor outlets in Europe, North America, Latin America and Australia, as well as Africa and the Middle East.

                          CNH retained its manufacturing and marketing rights for mini-excavators that were licensed to the company by Kobelco and formerly made at the Manchester plant. CNH announced earlier this year that it was moving production of these mini-excavators to one of its facilities in Europe. In addition, CNH has negotiated a non-exclusive supply agreement with Terex for four-wheel-steer loader backhoes that will be sold as part of the Case line of construction equipment.

                          With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt (earth-moving equipment), New Holland, New Holland Construction, O&K and Steyr.


                                                 ###




                          - CNH Global N.V. Administrative Offices 700 State
                            Street Racine, WI 53404 U.S.A. http://www.cnh.com -

                                                          [CNH LOGO]


                          NEWS RELEASE

                          For Immediate Release

                          CNH SALE OF U.K. TRACTOR PLANT TO LANDINI
                          S.P.A. APPROVED BY EUROPEAN COMMISSION

            For more      Racine, Wisconsin January 8, 2001- CNH Global (N:CNH)
information contact:      said today that its previously announced agreement to
                          sell the company's tractor manufacturing plant in
William B. Masterson      Doncaster, England, to Landini S.p.A. has been
     01 262 636 5793      approved by the European Commission. The transaction
                          is expected to be completed within the next 30 days.

                          As announced earlier, the agreement, which is in accordance with the European Commission's approval of the business merger of New Holland and Case Corporation late last year, includes design, manufacturing and commercial rights to the Case IH C, CX and MXc compact tractor lines in the European Economic Area (EEA) and in Switzerland. Outside of these areas in Europe, CNH will continue to sell these compact tractors under the Case IH brand and through its Case IH distribution network under a supply agreement with Landini.

                          Included in the agreement is the right to the McCormick brand name and a sublicense agreement allowing Landini to produce a differentiated line of the current mid-horsepower range of tractors made at the Doncaster plant. Following substantial modifications to the tractor, including the engine and design that will differentiate it from the current Case IH MX Maxxum line, Landini may, in the future, sell its own mid-horsepower tractor, under its own brand and through its own distribution network.

                          CNH retains the rights to the MX Maxxum tractor line, including the design and name. The MX Maxxum will continue to be sold exclusively through Case IH dealers worldwide. Case IH dealers will continue to source the MX Maxxum from Case IH, who has negotiated a supply agreement with Landini. CNH will continue to produce MX Maxxum tractors as well for distribution in other markets around the world.

                          The CNH tractor line will continue to include the Case IH CS and Steyr brand models of low and mid-range horsepower tractors that are produced at CNH's plant in St. Valentin, Austria, and marketed primarily in Europe.





                          - CNH Global N.V. Administrative Offices 700 State
                            Street Racine, WI 53404 U.S.A. http://www.cnh.com -

                          With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


                                                 ###

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                             CNH Global N.V.



                                             By:  /s/ Marsha J. Eberhardt
                                                  ------------------------------
                                                      Marsha J. Eberhardt
                                                      Assistant Secretary



January 8, 2001